EXHIBIT 99.1

Electra to Participate in Industry Conferences Focused on Critical Minerals Supply Security

TORONTO, Feb. 05, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a leader in advancing North America’s critical minerals processing, is pleased to announce that members of its executive leadership team will be participating in several key global mining, battery materials, and investment conferences in the coming weeks.

Electra’s participation in these events supports the execution of the Company’s strategy to onshore North American critical minerals refining and strengthen relationships with business partners, policymakers and the investor community.

Upcoming Engagements:

  Investing in African Mining, Indaba – February 9-12
  Electra’s leadership team will attend Mining Indaba 2026, one of the world’s premier forums for global mining investment and policy dialogue. The Company’s participation will include discussions related to future cobalt hydroxide feed supply for its North American refinery, including contractual arrangements targeting initial deliveries beginning in 2027. These discussions are timely in light of ongoing U.S. government initiatives aimed at securing reliable access to cobalt supply from the Democratic Republic of Congo and other allied jurisdictions.
  Project Blue Critical Materials Conference: EV & Battery 2026 – February 24-25
  On February 24, Electra’s VP, Commercial, Michael Insulan, will join other industry leaders for a panel discussion addressing cobalt supply risk, including export restrictions from the Democratic Republic of Congo and their impact on pricing, sourcing, and long-term supply security. The discussion will highlight industry efforts to reduce geopolitical exposure by advancing domestic and allied-nation critical minerals processing.
  BMO Capital Markets - 34th Annual Global Metals, Mining & Critical Minerals Conference – February 23-26
  The BMO Global Metals, Mining and Critical Minerals Conference is one of the world’s leading investor-focused forums for the global mining and critical materials sector. During the conference, Electra CEO Trent Mell will participate in one-on-one meetings with current and prospective institutional investors, as well as industry stakeholders, to discuss the Company’s strategy and recent progress.
  PDAC 2026 Convention – March 1-4
  The 2026 PDAC Convention will once again take place in Toronto, bringing together global participants from across the mineral exploration, metals, and mining industries. Members of Electra’s leadership team will be in Toronto during PDAC week and expect to meet with government and industry participants for discussions on supporting the long-term supply of critical minerals in North America.
  13th Tokyo Battery Summit – Critical Minerals & Economic Security – March 17-18
  VP, Commercial, Michael Insulan, will present at a forum centered on critical materials and the battery industry, highlighting North American resource policy, economic security, and supply-chain resilience across battery materials, rare earths, and recycling.

Through participation in these strategic industry forums, Electra continues to strengthen relationships, share market insights, and advance discussions critical to building resilient, North American-based critical minerals supply chains.

Corporate Update

The Company also announces its continued engagement with Epstein Research, a research and analysis firm owned by Peter Epstein, based in Upper Saddle River, NJ and active in the metals and mining industry. Epstein Research increases awareness of the Company through social media platforms, and produces management interviews and written, visual and video content. The extended engagement commenced on February 1, 2026, for a period of three months, subject to extension, during which time Epstein Research will be paid an aggregate of US$7,500 for the three-month term, representing a monthly cash fee of US$2,500, which shall continue monthly thereafter. The Company is at arms-length from Epstein Research, and Peter Epstein, and the compensation paid to Epstein Research does not include any securities of the Company.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.